Exhibit 99.1

Westport and Caterpillar Announce Agreement to Develop Natural Gas Technology for Off-Road Equipment

- The two companies are positioned to be the first to offer Westport™ HPDI technology in the high horsepower off-road market; initial focus on mining trucks and locomotives; Video Link for Caterpillar, EMD and Westport Executive Statements Included in Press Release -

VANCOUVER, June 5, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT/NASDAQ:WPRT), a global leader in natural gas engines, has signed agreements with Caterpillar Inc. (NYSE: CAT) to co-develop natural gas technology for off-road equipment, including mining trucks and locomotives. Caterpillar and Westport will combine technologies and expertise, including Westport™ High Pressure Direct Injection (HPDI) technology and Caterpillar's industry leading off-road engine and machine product technology, to develop the natural gas fuel system. Caterpillar will fund the development program. When the products go to market, Westport expects to participate in the supply of key components.

"This is a significant opportunity that has the potential to transform important segments of the global off-road equipment industries," said David Demers, CEO of Westport Innovations.  "We are working with the global leader in engines, locomotives and off-road equipment to develop an attractive natural gas offering for their customers.  The substantial price difference between natural gas and diesel fuel is resulting in a strong financial incentive to enable off-road applications to take advantage of low natural gas energy costs without sacrificing operational performance. There is also a clear environmental incentive because of the reduced carbon emissions.  Adding to the solid business case for this program is the potential to convert existing field units to natural gas - opening up a whole new market opportunity."

While the agreements initially focus on engines used in mining trucks and locomotives, the companies will also develop natural gas technology for Caterpillar's off-road engines, which are used in a variety of electric power, industrial, machine, marine and petroleum applications worldwide.

"This agreement does more than pair two leaders in their respective industries," said Steve Fisher, vice president of Caterpillar's Large Power Systems Division. "Many of our customers are asking for natural-gas powered equipment in order to reap the financial and environmental benefits. The program positions Caterpillar to become the first manufacturer to bring Westport HPDI technology to the high horsepower off-road market, offer the broadest product line of natural gas-fueled machines and equipment, and capitalize on the attractiveness of natural gas as an alternate mobile fuel - all within the shortest time frame for our customers."

"This is a true win-win for our customers and the environment," said Billy Ainsworth, President and CEO of Electro-Motive Diesel, a subsidiary of Progress Rail Services, which will develop the natural gas-powered locomotives. "As a part of Caterpillar, we have the ability to be on the forefront of developing cutting-edge solutions for our industry, and we look forward to continuing those advancements for years to come."

Development programs will start immediately for both new and existing engines, combustion technology and fuel systems. Commercial production is expected to begin in about five years.

Video Link for Executive Statements:
http://www.westport.com/news/2012/westport-and-caterpillar-natural-gas-technology-agreement
David Demers, CEO, Westport Innovations
Steve Fisher, Vice President of Caterpillar's Large Power Systems Division
Billy Ainsworth, President and CEO of Electro-Motive Diesel, a subsidiary of Progress Rail Services

About Caterpillar:
For more than 85 years, Caterpillar Inc. has been making sustainable progress possible and driving positive change on every continent. With 2011 sales and revenues of $60.138 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at: http://www.caterpillar.com.

About EMD:
Founded in 1922, Electro-Motive Diesel, a subsidiary of Progress Rail Services, a Caterpillar Company, is an original equipment manufacturer of diesel-electric locomotives. Headquartered in LaGrange, Illinois, with additional manufacturing facilities and business offices around the world, EMD designs, manufactures and sells diesel-electric locomotives for all commercial railroad applications and has sold its products in more than 70 countries worldwide. The Company is the only diesel-electric locomotive manufacturer to have produced more than 72,500 engines and has the largest installed base in both North America and worldwide. In addition to its manufacturing activities, EMD has an extensive aftermarket business offering customers replacement parts, maintenance solutions, and a range of value-added services. The Company is also a global provider of diesel engines for marine propulsion, offshore and land-based oil well drilling rigs, and stationary power generation. Additional information may be found at www.EMDiesels.com.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and helps reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses.  Westport LD division is one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

Forward- looking Information Disclaimer
Note:  This document contains forward-looking statements.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which  includes statements regarding the future role of Westport in the supply of key components, timing of production and commencement of development programs, demand for our products, the future success of our business and technology strategies,  intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage and  future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

Rachel Potts
Corporate Public Affairs
Caterpillar Inc.
Office Phone: (309) 675-6892
Mobile Phone: (309) 573-3444
Email: potts_rachel_a@cat.com

Barbara Cox
Corporate Communications Manager
Progress Rail Services
Phone: (265) 505-6485
bcox@progressrail.com

CO: Westport Innovations Inc.

CNW 07:00e 05-JUN-12